VENFIN LIMITED

(Formerly: Rembrandt Group Limited)
(Reg. No. 1948/031037/06)

CARPE DIEM OFFICE PARK, QUANTUM STREET, STELLENBOSCH 7600 · PO BOX 456, CAPE TOWN 8000
TELEPHONE (021) 888-3300 ·· TELEFAX (021) 888-3398

03 MAR 19 AM 7:21

TO: SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE
WASHINGTON D.C. 20549, U S A

03007836

FAX NO: 091 (202) 942 9626 or
091 (202) 942 9627

FROM: MARIZA LUBBE
VENFIN LIMITED
SOUTH AFRICA

SUPPL

DATE: 7 MARCH 2003

RE: VENFIN LIMITED

82-3760

PROCESSED
APR 10 2003
THOMSON FINANCIAL

dlw 4/7

VENFIN LIMITED

Registration number 1948/031037/06
ISIN ZAE000026498 Share Code VNF

INTERIM REPORT FOR THE SIX MONTHS ENDED 31 DECEMBER 2002 (UNAUDITED)

INCREASE IN PRO FORMA HEADLINE EARNINGS PER SHARE:	**+ 39.8%**
INCREASE IN HEADLINE EARNINGS PER SHARE:	**+ 26.0%**
ADDITIONAL INVESTMENT OF R450 MILLION IN VODACOM	
INVESTMENT OF $100 MILLION IN DIMENSION DATA CONVERTIBLE BOND	

VENFIN LIMITED

ABRIDGED CONSOLIDATED BALANCE SHEET

	Unaudited 31 December 2002 R million	Unaudited 30 September 2001 R million	Audited 30 June 2002 R million
ASSETS			
Non-current assets			
Property, plant and equipment	-	1	1
Goodwill and patents	**505**	122	137
Investments - Associated companies	**6 040**	5 212	6 451
- Other	**1 156**	1 500	1 885
Deferred taxation	**11**	-	-
	7 712	6 835	8 474
Current assets	**1 456**	1 201	920
Cash and cash equivalents	**1 398**	1 168	865
Other current assets	**58**	33	55
Total assets	**9 168**	8 036	9 394
EQUITY AND LIABILITIES			
Capital and reserves			
Interest of own members	**9 107**	7 997	9 335
Current liabilities	**61**	39	59
Short-term interest-bearing loans	-	3	5
Other current liabilities	**61**	36	54
Total equity and liabilities	**9 168**	8 036	9 394

VENFIN LIMITED

ABRIDGED CONSOLIDATED INCOME STATEMENT

	Unaudited Six months ended				Audited Fifteen months ended
	31 December 2002			30 September 2001	30 June 2002
	Company and its subsidiaries R million	Associated companies R million	Total R million	Total R million	Total R million
Revenue	163		163	94	274
Operating loss	(13)		(13)	(23)	(55)
Net interest income	75		75	61	156
Profit from operations	62		62	38	101
Amortisation of goodwill	(19)	(27)	(46)	(14)	(129)
Impairment of goodwill	-	-	-	(22)	(21)
Impairment of assets	-	(17)	(17)	(223)	(252)
Equity adjustment:					
Share of net profit before taxation of associated companies		350	350	276	832
Exceptional items	362	*	362	(18)	(75)
Profit before taxation	405	306	711	37	456
Taxation	(33)	(90)	(123)	(69)	(223)
NET PROFIT/(LOSS)	372	216	588	(32)	233
Reconciliation of headline earnings:					
BASIC EARNINGS – net profit/(loss)	372	216	588	(32)	233
Plus/(minus) – attributable to own members:					
- Exceptional items	(362)	-	(362)	16	72
- Amortisation of goodwill	19	27	46	14	129
- Impairment of goodwill and assets	-	17	17	245	273
- Tax effect	13	-	13	-	*
HEADLINE EARNINGS	42	260	302	243	707
Reconciliation of pro forma headline earnings:					
HEADLINE EARNINGS – reported	42	260	302	243	707
Adjustment relating to e-tv	-	-	-	(24)	(95)
PRO FORMA HEADLINE EARNINGS**	42	260	302	219	612

EARNINGS PER SHARE

HEADLINE EARNINGS (cents)	8.2	50.5	58.7	46.6	135.7
- DILUTED	8.1	50.5	58.6	46.6	135.5
BASIC EARNINGS (cents)	72.3	42.0	114.3	(6.1)	44.7
- DILUTED	72.2	42.0	114.2	(6.1)	44.7
PRO FORMA HEADLINE EARNINGS (cents)**	8.2	50.5	58.7	42.0	117.5
- DILUTED	8.1	50.5	58.6	42.0	117.3

**Amounts smaller than R500 000*

***Refer to Annexure A, as well as note on "Pro forma headline earnings" under comments.*

VENFIN LIMITED

ABRIDGED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Unaudited Six months ended 31 December 2002 R million	30 September 2001 R million	Audited Fifteen months ended 30 June 2002 R million
Opening balance	**9 335**	7 031	7 031
Cumulative opening balance adjustment (AC 133)	**808**	-	-
Net profit for the period	**588**	(32)	233
Exchange rate adjustments	**(807)**	1 075	2 296
Change in reserves of associated companies	**(87)**	(77)	(88)
Fair value adjustments for the period (AC 133)	**(368)**	-	-
Realisation of fair value adjustments of financial instruments	**(348)**	-	-
Shares in VenFin Limited acquired by wholly-owned subsidiary	**(14)**	-	(137)
Interest of own members	**9 107**	7 997	9 335

ABRIDGED CONSOLIDATED CASH FLOW STATEMENT

	Unaudited Six months ended 31 December 2002 R million	30 September 2001 R million	Audited Fifteen months ended 30 June 2002 R million
Net operating profit before taxation	**711**	37	456
Adjustments	**(767)**	(101)	(453)
Operating profit/(loss) before working capital changes	**(56)**	(64)	3
Working capital changes	**(2)**	209	138
Cash generated from/(utilised in) operations	**(58)**	145	141
Net interest received	**75**	61	156
Dividends received	**20**	66	176
Taxation paid	**(22)**	(16)	(32)
Net cash inflow from operating activities	**15**	256	441
Investing activities	**523**	(88)	(578)
Net increase/(decrease) in cash and cash equivalents	**538**	168	(137)
Cash and cash equivalents at the beginning of the period	**860**	997	997
Cash and cash equivalents at the end of the period	**1 398**	1 165	860

VENFIN LIMITED

ADDITIONAL INFORMATION

	31 December 2002	30 September 2001	30 June 2002
Shares in issue			
- Ordinary shares of 1 cent each	**486 493 650**	486 493 650	486 493 650
- Unlisted B ordinary shares of 10 cents each	**35 506 352**	35 506 352	35 506 352
Total shares in issue	**522 000 002**	522 000 002	522 000 002
- Shares held in treasury (ordinary shares of 1 cent each)	**(8 150 000)**	-	(7 400 000)
	513 850 002	522 000 002	514 600 002
Weighted shares in issue	**514 487 568**	522 000 002	521 049 542

- In determining the headline earnings, basic earnings and pro forma headline earnings per share the total weighted number of shares in issue was taken into account.
- In determining the diluted headline earnings, basic earnings and pro forma headline earnings per share the weighted number of shares in issue was adjusted for the dilutive effect of the Company's long-term share incentive scheme.

	31 December 2002	30 September 2001	30 June 2002
Net asset value per share (Rand)			
- At book value	**R17.72**	R15.32	R18.14
- At market value and directors' valuation of investments	**R24.86**	R26.31	R27.11
	R million	R million	R million
Listed investments			
Associated			
- Book value	**94**	81	132
- Market value	**91**	213	107
Other			
- Book value	**777**	1 248	1 706
- Market value	**777**	1 776	2 606
Unlisted investments			
Associated			
- Book value	**5 946**	5 131	6 319
- Directors' valuation	**10 111**	10 318	10 189
Other			
- Book value	**379**	252	179
- Directors' valuation	**379**	252	179
Capital commitments (Including amounts authorised, but not yet contracted)	**13**	14	20

VENFIN LIMITED

ADDITIONAL INFORMATION (CONTINUED)

	Six months ended 31 December 2002 R million	30 September 2001 R million	Fifteen months ended 30 June 2002 R million
Dividends received			
Dividends included in operating profit	**18**	2	29
Dividends from associated companies	**2**	2	85
Exceptional items			
Exceptional items of subsidiary companies consist of the following:			
Impairment of loan to e-tv	**-**	(24)	(95)
Net capital surplus on the disposal of - Richemont depositary receipts	**361**	-	-
- other long-term investments	**1**	-	15
Total before taxation – per income statement	**362**	(24)	(80)
Taxation	**(13)**	-	-
Total after taxation	**349**	(24)	(80)
Share of exceptional items of associated companies after taxation	*****	8	4
Total – attributable to own members	**349**	(16)	(76)

**Amount smaller than R500 000*

ANNEXURE A
COMPOSITION OF HEADLINE EARNINGS

		VenFin's share R million		
	Effective % interest at 31 December 2002*	Six months 31 December 2002	Six months 30 September 2001	Fifteen months 30 June 2002
Tracker	32.14	3	4	12
Psitek	33.09	17	2	11
Intervid	17.27	(4)	3	(4)
e-tv	33.05**	(17)	-	-
Other		(4)	(6)	(18)
		(5)	3	1
Vodacom	15.00	165	130	381
R&V	33.33	94	87	241
		254	220	623
Net interest received		53	44	112
Corporate		11	(8)	7
Net management fees		(16)	(13)	(35)
Headline earnings - reported		302	243	707
Adjusted for e-tv	33.05**	-	(24)	(95)
Pro forma headline earnings		302	219	612

**These percentage interests represent the effective holdings in the respective companies at 31 December 2002, and do not necessarily represent the percentage interests during the accounting period.*
***Assuming conversion of loan to equity.*

ANNEXURE B
COMPOSITION OF NET ASSET VALUE PER SHARE (RAND)

	31 December 2002		30 September 2001		30 June 2002	
	Book value	**Valuations**	Book value	Valuations	Book value	Valuations
Listed [1]	**1.83**	**1.69**	2.73	3.81	3.72	5.27
Unlisted [2]	**4.07**	**11.35**	2.16	12.24	2.47	9.89
R&V	**9.10**	**9.10**	8.20	8.03	10.28	10.28
Cash	**2.72**	**2.72**	2.23	2.23	1.67	1.67
Total	**17.72**	**24.86**	15.32	26.31	18.14	27.11
Market price		**17.61**		17.30		17.50

(1) Market value
(2) Directors' valuation

COMMENTS

Accounting policies

The interim results have been prepared in accordance with accounting statement AC 127 (Interim financial reporting), the Listing Requirements of the JSE Securities Exchange South Africa and the South African Companies Act.

The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 30 June 2002, with the exception of accounting for financial instruments, and conform with South African Statements of Generally Accepted Accounting Practice.

Change in accounting policies

With effect from 1 July 2002 VenFin adopted AC 133 (Financial Instruments: Recognition and Measurement). In accordance with the transitional provisions of AC 133, VenFin recorded a cumulative adjustment gain of R808 million as an opening balance adjustment to retained earnings in order to recognise the difference between the carrying values and fair values of financial instruments at 1 July 2002.

Due to the fact that the comparative figures are not restated under the transitional provisions of AC 133, certain items are not directly comparable on a line-for-line basis with that of prior financial periods.

Change in year-end

As previously reported, VenFin changed its year-end from 31 March to 30 June. **Therefore the results for the comparative six months period ended 30 September 2001 are not directly comparable with that for the six months ended 31 December 2002.**

Pro forma headline earnings

In order to achieve a more meaningful comparison with the prior periods, pro forma headline earnings are presented for the current period.

Due to the material effect that the equity accounted results of e-tv will have on the results of VenFin if the Independent Communication Authority of South Africa (ICASA) approves the conversion of the loan to equity, the pro forma headline earnings are presented on the basis that the attributable portion of e-tv's loss is accounted for as a loss in an associated company and not as an exceptional item.

Due to the implementation of AC 133, and the fact that ICASA has not yet approved the conversion of the loan to equity, VenFin has valued the loan in accordance with the provisions of AC 133 and included the adjustment in headline earnings. Due to this change in the accounting treatment of the loan to e-tv, the headline earnings for the period under review corresponds with the pro forma headline earnings.

Financial review of investments

The headline earnings per share for the six months increased by 26.0% from 46.6 cents to 58.7 cents, although it is not directly comparable due to the change in year-end. The pro forma headline earnings per share for the six months increased by 39.8% from 42.0 cents to 58.7 cents.

The group's main sources of earnings were: Vodacom Group (Proprietary) Limited (Vodacom) (13.5% interest for the full period), which contributed approximately 55% to group headline earnings, the associated company R&V Holdings Limited (R&V) (33.3% interest), which contributed over 31% to headline earnings, and interest received from other cash resources.

Net interest received on cash in South Africa and abroad amounted to R53 million (30 September 2001: R44 million) in the six months under review.

Other investments performed as expected in difficult market conditions, with a headline loss of R5 million (30 September 2001: R3 million profit). The majority of these investments is in an early development stage and expected to contribute to the group's earnings over the medium to long term.

Exchange rate differences

Negative exchange rate differences arising on the translation of offshore interests to SA rand at 31 December 2002 amounted to R807 million and were debited directly to reserves.

Investments

The most significant changes to VenFin's investment portfolio for the six months ended 31 December 2002 were:

FRS Financial Reporting Solutions (Proprietary) Limited (FRS)

During November 2002, VenFin invested a further R3 million in FRS. At 31 December 2002, the interest in FRS was 42.9%.

Fibalogic (Proprietary) Limited (Fibalogic)

VenFin sold its interest in Fibalogic on 30 September 2002. A capital surplus of R1 million was realised and is accounted for as an exceptional item.

Compagnie Financière Richemont AG (Richemont)

On 31 December 2002, VenFin exercised the put option acquired from Merrill Lynch International in respect of 51 858 000 Richemont depositary receipts held by VenFin ("the Richemont transaction"). The total cash proceeds realised by VenFin as a result of exercising the put option amounted to R945.2 million. A capital surplus of R348 million was realised and is accounted for as an exceptional item.

Vodacom

VenFin acquired from Hosken Consolidated Investments Limited (HCI) an additional 1.5% interest in Vodacom with effect from 31 December 2002 for a total consideration of R450 million. The proceeds from the Richemont transaction were in part used to settle this amount. At 31 December 2002, VenFin's interest in Vodacom was 15.0%.

Midi TV (Proprietary) Limited (e-tv)

During April 2000 VenFin granted an indirect, interest-free loan of R281.8 million to Sabido (Proprietary) Limited (Sabido), the holding company of e-tv. An additional R38.6 million was advanced to HCI for e-tv during the 2002 financial period. During January 2002, VenFin advanced a further loan of R280 million to HCI. This loan was interest-bearing and fully secured.

During September 2002 R199.4 million of this interest-bearing loan was converted into an interest-free loan to HCI for e-tv. The balance of the loan was repaid on 31 December 2002. If the interest-free loans to Sabido and HCI were to be converted into equity in Sabido on 31 December 2002, VenFin's indirect interest in e-tv would be 33.1%.

Idion Technology Holdings Limited (Idion)

During November 2002 VenFin invested R2.5 million in Idion. At December 2002, VenFin's effective interest in Idion was 2.2%.

GenuOne Incorporated (GenuOne)

During the period under review an additional investment of $4 million was made in GenuOne. At 31 December 2002, VenFin's effective interest in GenuOne was 37.8%.

Veritas Venture Partners (Cayman) L.P. (Veritas)

VenFin approved an investment of $1.5 million in VVP Fund II, L.P. of which $150 000 had been drawn at 30 June 2002. During the period under review an additional $150 000 was drawn.

R&V

R&V, an associated company of VenFin, made the following investment during the period under review:

Dimension Data Holdings plc (Didata)
On 31 December 2002, R&V Technology Holdings Limited, a wholly-owned subsidiary of R&V, subscribed for a $100 million seven-year convertible bond issued by Didata. If converted, R&V will hold an equity interest of approximately 12.3% of the fully diluted share capital of Didata.

Buy-back of VenFin shares

During the period under review, VenFin's wholly-owned subsidiary, VenFin Securities (Proprietary) Limited, acquired an additional 750 000 ordinary VenFin shares for a total amount of R13.9 million. These shares, together with the 7 400 000 shares bought during the fifteen months ended 30 June 2002, are held as treasury shares. The 8 150 000 shares bought to date represent 1.7% of the issued ordinary shares of 1 cent each.

DIVIDENDS

No dividend is proposed for the six months ended 31 December 2002.

Signed on behalf of the Board of Directors.

Johann Rupert
Chairman

Josua Malherbe
Chief Executive Officer/Deputy Chairman

Stellenbosch
6 March 2003

DIRECTORS AND ADMINISTRATION

Directors
Johann Rupert* *(Chairman)*,
Josua Malherbe *(Chief Executive Officer/Deputy Chairman)*,
Piet Beyers*, Jan Dreyer*, Jan Durand,
GT Ferreira*, John Newbury*
(*Non-executive)

Secretary
Mariza Lubbe

Listing
JSE Securities Exchange South Africa
Sector: Financial–Investment Companies

American depositary receipt (ADR) program
Cusip number 759905508 ADR to ordinary share 1 : 1

Depositary
The Bank of New York, 620 Avenue of the Americas, New York NY 10011

Business address and registered office
Quantum Street, Techno Park, Stellenbosch 7600
(P O Box 456, Stellenbosch 7599)

Transfer Secretaries
Computershare Investor Services Limited, 70 Marshall Street,
Johannesburg 2001 (P O Box 61051, Marshalltown 2107)

Auditors
PricewaterhouseCoopers Inc.,
Stellenbosch

Sponsor
Rand Merchant Bank Corporate Finance

www.venfin.com

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